U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM F-X

          APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): COMPUTERSHARE TRUST COMPANY OF CANADA

B.   This is [check one]:

     [X] an original filing for the Filer.
     [ ] an amended filing for the Filer.

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant: PRIMEWEST ENERGY TRUST

     Form type:                   FORM F-10

     File Number (if known):      333-133818


     Filed by:                    PRIMEWEST ENERGY TRUST

     Date Filed (if filed
     concurrently, so indicate):  MAY 4, 2006
                                  (CONCURRENTLY WITH FORM F-10)

     (CONCURRENTLY WITH FORM F-10)

D. The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at:

        COMPUTERSHARE TRUST COMPANY OF CANADA
        710, 530-8TH AVENUE S.W.
        CALGARY, ALBERTA T2P 3S8
        PHONE:  (403) 267-6510
        ATTENTION:  MANAGER, CORPORATE TRUST


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E.   The Filer designates and appoints  COMPUTERSHARE TRUST COMPANY, INC. (the
     "Agent"), located at:

     COMPUTERSHARE TRUST COMPANY, INC.
     350 INDIANA STREET
     SUITE 800
     GOLDEN, CO 80401
     TELEPHONE:  (303) 262-0707


as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

     (a) any investigation or administrative proceeding conducted by the Securities and Exchange Commission ("Commission"); and

     (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which the securities subject to the Declaration of Trust remain outstanding. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.


     The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized,

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in the City of Calgary,  Province of Alberta, Country of Canada, on this 4th day of May, 2006.



Filer:  COMPUTERSHARE TRUST            By: /s/ W. Anne DeWaele
        COMPANY  OF CANADA                 -----------------------------------
                                           Name:   W. Anne DeWaele
                                           Title:  Manager, Corporate Trust


This statement has been signed by the following person in the capacity indicated on May 2, 2006.

     COMPUTERSHARE TRUST COMPANY, INC.
     AS AGENT FOR SERVICE OF PROCESS OF
     COMPUTERSHARE TRUST COMPANY OF CANADA


     By: /s/ John M. Wahl
         ---------------------------
     Name:   John M. Wahl
     Title:  Corporate Trust Officer